Filed by Horizon Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Horizon Acquisition Corporation II

Commission File No.: 001-39631

Date: October 11, 2022

Kenneth Ricci, Chairman of Flexjet, Inc., had an interview with CNBC on October 11, 2022.

Transcription

CNBC Squawk Box Appearance

Kenn Ricci 10/11/2022 Interviewed by Aaron Ross Sorkin

Aaron Ross Sorkin:	Welcome back to Squawk Box. Private jet operator Flexjet going public today via a SPAC. The company is merging with Todd Boehly's Horizon blank-check company. Joining us right now, first on CNBC, is Flexjet's chairman Kenn Ricci. He's also the principal of Directional Aviation Capital. Good morning to you.

Kenn Ricci:	Morning, Aaron.

Aaron Ross Sorkin:	Congratulations. I should say, I think on this deal in an environment, which as you know, seems to be quite tough. Tell us why you ultimately decided to go down this path.

Kenn Ricci:	Well, first of all, there's been a tremendous demand in the increase in private travel. We're up almost 60% year over year, and so when you think about that the market and the way it's moving, we wanted to be sure that we had the capital to aggressively grow into this marketplace.

Aaron Ross Sorkin:	When you think though about going public via a SPAC versus an IPO, I don't know if you just thought the IPO window was closed, if there was additional opportunities to get capital in the private markets. I mean, speak to that because a lot of people have looked at the SPAC market. Some of your competitors, Wheels Up went public via SPAC. You've seen how the market's reacted to that. How do you think about it?

Kenn Ricci:	Well, I think it's not your father's SPAC market anymore. The days when pre-revenue companies were merging into a SPAC to go public are so different. There's a lot of money in trust. There's a lot of SPACs that are looking for profitable growing revenue companies and we certainly fit that bill.

When you have competition among the SPACs, obviously, it then lowers your cost to market. In many cases, the cost to go to market through a SPAC now is lower than if it was direct to market through an IPO. When you take into effect that there's a $300 million backstop on the deal, then it also meant that it made it very compelling to do it in this manner.

Aaron Ross Sorkin:	Kenn, for those investors out there today who are looking at your company and are trying to think about the valuation and specifically about the comps. What is the comparable company to compare it to? I just mentioned Wheels Up that came through via SPAC. You could speak about some of the other companies that you think you compete with. I know at one point people were looking at Blade as another type of company, but you're a profitable company. Speak to how you think the investing community should think about comparables.

Kenn Ricci:	Well, first of all, we're so different from Wheels Up in that we're a subscription-based model where Wheels Up is really an on-demand model. I liken us to a country club model. You pay a fee to join, there is a monthly fee to support the operation and a small fee when you actually take the plane.

So that model has proved resilient over time. 97% of our customers have retained us for... We have a 97% retention rate. We're really not Wheels Up. You mentioned the big one. We're a $2.2 billion revenue company with $288 million of adjusted EBITDA. Wheels Up is 1.5 with a negative EBITDA. They have a large, I think 47% of their fleet is turbo props. 60% of our fleet is super-mids and large cabins, so we're much more into the international market.

But the biggest thing about us is the recurring, predictable and forecastable revenue base. We've done this through, we've been doing this for 25 years, so we've been through slowdowns in the industry. We know how the business is going to react when we go through periods like we're going through now.

When you ask who our comps are, it would be more of the subscription comps. It would be the Netflixes of the world. It would be those that have a consistent revenue stream with committed customers.

Aaron Ross Sorkin:	Kenn, what are you seeing in terms of the business right now? We've heard from a lot of CEOs who say, look, our business right now is actually doing just fine, if not better than fine. What our concern is, six to nine months from now that it may look different.

Kenn Ricci:	Well, never in our history have we had the backlog that we have now. I think there was a sea change in how people thought about private flying during COVID, and all of a sudden it went from being maybe an extravagance to more of a necessity. We're seeing a whole different flyer that showed up, a flyer we've never seen before.

Our average flyer is showing up 20 years earlier to start their first private jet travel. That's actually like 20 more years that they'd be flying with us, so that's interesting.

We used to do, our flying used to be like point to point and hard to get to places. Now it's really much longer flights, much more international and that's changed significantly. We've seen a change in the subscriber base, we have a backlog.

Then I mentioned when you join the country club, just because maybe your golf game isn't as good, you still don't resign your membership. Having gone through the financial crisis, having gone through the dot com crisis, we know what happens to our customer base and there's a lot less attrition than you think.

Aaron Ross Sorkin:	Kenn, we got to leave the conversation there. We look forward to following your progress as a publicly traded company and it's a longer conversation. I hope to have you back to talk about it.

Kenn Ricci:	Thank you.

Aaron Ross Sorkin:	Thank you. Coming up...

Additional Information and Where to Find It

In connection with the Business Combination, Horizon, Epic and Flexjet intend to prepare, and Flexjet intends to file the Registration Statement containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of Horizon Stock in connection with Horizon’s solicitation of proxies for the vote by Horizon’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Flexjet to be issued in connection with the Business Combination. When available, Horizon will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Horizon will send to its shareholders in connection with the Business Combination. Investors and security holders of Horizon are advised to read, when available, the preliminary proxy statement/prospectus in connection with Horizon’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination.

Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Horizon or Flexjet with the SEC may be obtained, once available, free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Horizon and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Horizon’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Horizon’s shareholders in connection with the Business Combination will be in the Registration Statement, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Horizon’s directors and officers in Horizon’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Horizon for the Business Combination. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Flexjet, Epic and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

Certain statements made in this communication and the documents incorporated by reference herein are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this communication regarding the proposed transactions contemplated by the BCA, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Horizon’s and Epic’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the BCA; (2) the outcome of any legal proceedings that may be instituted against Horizon, Epic or Flexjet following the announcement of the BCA and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Horizon and Epic, certain regulatory approvals, or satisfy other conditions to closing in the BCA; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirement of the BCA due to Horizon shareholder redemptions and the failure to obtain replacement financing; (6) the inability to complete a concurrent PIPE Investment in connection with the Business Combination; (7) the failure to meet projected development and production targets; (8) the inability to obtain or maintain the listing of Flexjet’s shares of common stock on The New York Stock Exchange following the proposed Business Combination; (9) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (10) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Horizon, Epic and Flexjet to each grow and manage growth profitably, and retain its key employees; (11) costs related to the proposed Business Combination; (12) changes in applicable laws or regulations; (13) the possibility that Horizon or Epic may be adversely affected by other economic, business, and/or competitive factors; (14) risks relating to the uncertainty of the projected financial information with respect to Epic; (15) risks related to the organic and inorganic growth of Epic’s business and the timing of expected business milestones; (16) the amount of redemption requests made by Horizon’s shareholders; (17) actual or potential conflicts of interest of Horizon’s shareholders and other related parties as a result of certain relationships and transactions with Flexjet, Epic and Horizon, including significant ownership interests and business relationships; (18) members of management of Epic and their affiliated entities and Eldridge and its affiliates (including Sponsor) will control Flexjet following the consummation of the Business Combination, and their interests may conflict with Flexjet’s or its public stockholders, and such persons will be able to determine the composition of Flexjet’s board of directors and actions requiring stockholder approval, including a sale of Flexjet (including in an unsolicited transaction, which they will be able to block); and (19) other risks and uncertainties indicated from time to time in the final prospectus of Horizon for its initial public offering dated March 15, 2021 filed with the SEC and the Registration Statement on Form S-1, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Horizon’s and Flexjet’s other filings with the SEC. Horizon cautions that the foregoing list of factors is not exclusive.

Horizon, Epic and Flexjet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon, Epic and Flexjet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. None of Horizon, Epic and Flexjet gives any assurance that any of Horizon, Epic or Flexjet will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, and otherwise in accordance with applicable law.